October 15, 2013

Attn: Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Time Warner Inc.
File Number: 001-15062
Form 10-K: For the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Response dated September 3, 2013

Dear Mr. Spirgel:

Set forth below is Time Warner Inc.’s (“Time Warner” or the “Company”) response to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comment given by letter (the “Comment Letter”) dated September 3, 2013 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”).

Certain confidential portions of this letter were omitted by means of redacting a portion of the text and replacing it with “**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**”. Pursuant to the provisions of 17 C.F.R. Sec.200.83, the Company has separately submitted a copy of this letter containing the redacted portions of this letter to the SEC and has requested confidential treatment for the redacted portions of this letter.

Form 10-K for the Year Ended December 31, 2012
15. Segment Information, page 119

Comment No. 1:     We note your response to comment one.  As advertising makes up almost a third of revenue for the network segment, and all of it is attributable to Turner, it is unclear how differences in the nature of advertising as a product, the advertising customer base, and advertising distribution channels (including the sales force), would not result in dissimilarities between HBO and Turner operating segments sufficient enough to preclude aggregation.  Please provide us with an analysis under ASC 280-10-50-11 which specifically addresses Turner’s advertising.  Your response should include a discussion of the quantitative impact of advertising on Turner’s margins, as requested in our previous comment, and tell
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us what portion of subscription revenues for the network segment are attributable to Turner.  Finally, please explain your basis under ASC 280-10-50-11 for determining that advertising is not significant in making your aggregation assessment.

Response 1:     As requested, below we have provided an analysis under ASC 280-10-50-11 that specifically addresses the provision of advertising services by Turner.  As background for that discussion we thought it would be useful to provide a high level overview of how we manage and operate HBO and Turner and why we believe their businesses are similar.

The HBO and Turner operating segments are both in the business of creating and acquiring compelling television content with the goal of maximizing the monetization of such content through various distribution channels.  In order to successfully execute this business model, both HBO and Turner devote significant resources to the identification, procurement, development, marketing and scheduling of television content.  For example, in 2012, the Company invested $6 billion in programming and marketing for its networks.  Although each of HBO’s and Turner’s networks may have a slightly different content focus or target audience, their fundamental business goal is the same – maximizing the return on their investment in content – and there are many more similarities than differences in how they seek to achieve that goal.

Specifically, HBO and Turner currently generate a return on their investment in television content in three ways.  First, they both license the rights to distribute their networks’ content to cable system operators, satellite service providers, telephone companies and other distributors (referred to collectively as “affiliates”).  We classify such sales as subscription revenues.  Second, Turner monetizes its content by selling advertisers the right to have their advertising messages associated with Turner’s content or integrated into the content that is distributed to affiliates.  We classify such sales as advertising revenues.  In addition, certain HBO-branded joint ventures, accounted for under the equity method, monetize their content through advertising.  Third, both HBO and Turner monetize content through the sale and licensing of their content to third parties (e.g., licensing of content to other networks and video-on-demand providers, sale of home video product to retailers).  We classify such sales as content revenues.

In attempting to maximize the monetization of our investment in content, we evaluate the amount of revenue that can be generated from these three channels.  For the content airing on the HBO networks, we historically have concluded that revenues can generally best be optimized by forgoing advertising revenue and pursuing only subscription and content revenues.  However, for certain unconsolidated HBO-branded joint ventures that have international operations, we have determined to pursue both advertising and subscription revenues.  At Turner, we have historically concluded that revenues can generally best be optimized by pursuing subscription, advertising and content revenues.

However, which of the three revenue streams we pursue, and the relative emphasis on those revenue streams, can vary depending on market place dynamics.  For certain of its networks, Turner has determined that having one or two revenue streams rather than three will allow it to optimize revenues.  For example, at the Turner Classic Movies network (TCM), Turner has elected not to monetize its content
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through the sale of advertising, instead focusing on subscription revenue with some content revenue – much like how HBO generally monetizes its content.  Alternatively, at the HLN network Turner has historically concluded that revenues can best be optimized by focusing exclusively on advertising revenue.

Similarly, several of our competitors have pursued similar strategies to optimize revenues in that they operate both advertising supported and non-advertising supported television networks within the same reporting segment.  Further, as distribution models continue to evolve, we expect there to be an expanding number of revenue opportunities (particularly under the heading of “content” revenues) that take advantage of new distribution platforms (e.g., Internet-delivered video services).  Overall, while television networks can place emphasis on different revenue streams in an effort to optimize revenues, the fundamental business goal is the same – maximizing the return on their investment in television content.   Accordingly, we believe that, given the similarity in the product and fundamental business goal of our networks, it makes sense to report HBO and Turner as a single segment.

With that as background, the following is our analysis under ASC 280-10-50-11 that specifically addresses Turner’s advertising:
a.
Nature of products and services.  Both the Turner and HBO operating segments operate cable television networks whose core product is the creation and packaging of television content which, as discussed above, is monetized in three different ways.  Although Turner and HBO take slightly different approaches to monetizing their television content, their product is the same (i.e., the creation and packaging of television content) and their fundamental business goal is the same – maximizing the return on their investment in television content.  Without the core content product, there would be no subscription, advertising or content revenues to recognize.  Accordingly, we believe that even though Turner and HBO pursue slightly different approaches in monetizing their television content,  the underlying nature of the products delivered by Turner and HBO is similar in that it is television content.

b.
Nature of the production process. The nature of the production process is similar for both Turner’s and HBO’s core product.  In particular, the television content aired by the Turner and HBO networks is either licensed from third-parties (i.e., licensed programming) or produced specifically for the particular network (i.e., original programming).  Both Turner and HBO work to optimize the balance of licensed and original programming in order to maximize their ratings and viewership and thus revenues.  In addition, although Turner sells the rights to have advertising messages associated with or integrated into some of the content that is distributed to affiliates, Turner is not involved in the production of those advertisements or the development of the related marketing campaigns.  Further, the advertisements that are integrated into the programming are distributed to affiliates using the same technology and infrastructure as the content.  As such, there is not a separate production process related to advertising revenue.

c.	Type or class of customer for their products and services. HBO’s and Turner’s customers are businesses that endeavor to attract consumers for their respective products and services

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through association with television content. With regard to subscription revenue, affiliates contract with our networks to distribute and resell our content to their video subscribers.  As noted in our prior correspondence, the top 10 affiliate customers are the same for both Turner and HBO.  HBO and Turner both generate content revenue from licensing their content to businesses in home video or digital forms.  Turner’s advertising revenues are generated from a broad base of advertisers in many different industries and no single advertiser constitutes more than 3% of Networks segment’s worldwide advertising revenues. Although our consolidated HBO networks do not monetize television content through advertising, we do not view this to be a meaningful difference because advertisers on the Turner networks have the same objectives as affiliates in that they are purchasing rights associated with our content in order to attract customers.  Accordingly, the type of customer for HBO and Turner’s product is similar. Even if one were to take the view that the sale of advertising by Turner is different and deserves separate prominence in the Company’s disclosure, as we have previously communicated to the Staff, the Company already discloses the Networks segment’s advertising revenues (which relate to the Turner networks in their entirety), as well as changes and trends in advertising revenues, in the MD&A in the Company’s quarterly and annual reports.  As such, aggregation of these operating segments does not reduce the level of information related to advertising revenues that is made available to investors.

d.
Methods used to distribute their products or provide their services. Although there are different sales teams responsible for monetizing subscription, advertising and content revenues, the primary methods used to distribute Turner’s and HBO’s television content are similar.  Specifically, for subscription revenues and advertising revenues both Turner and HBO use similar technology infrastructures to operate their various networks and distribute their programming to affiliates.  HBO and Turner also both use similar distribution methods in generating content revenue (i.e., sale of physical DVD and Blu-ray discs and the licensing and syndication of content).  Additionally, from an organizational perspective, the Turner operating segment has a single executive, below the CEO level, responsible for sales to affiliates as well as advertising sales.  Further, both the HBO and Turner operating segments generate virtually all of their revenue using a business-to-business model and neither of the operating segments have significant direct-to-consumer revenue.

e.
Nature of the regulatory environment. The nature of the domestic and international regulatory environments for both Turner and HBO are similar as they are both subject to laws and regulations relating to the distribution and licensing of television programming, as well as the content of that programming and marketing.  Although Turner is also subject to regulations in the United States relating to advertising on its networks that carry advertising, the Company does not believe this factor is sufficient to conclude that the nature of the regulatory environments in which Turner and HBO operate are dissimilar.

You have requested that we provide you with the portion of subscription revenues for the Networks segment that is attributable to Turner.  The table below shows the amount of subscription revenue and the

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associated compound annual revenue growth rate (“CAGR”) for both Turner and HBO (dollars in millions):

**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**

You have also requested information about the quantitative impact of advertising on Turner’s margins.  As we discussed on our call with the Staff on September 16, 2013, we do not track margins for subscription revenue and margins on advertising revenue separately because it would be a highly subjective exercise.  The primary reason it would be subjective is that the programming cost, which is the single most significant direct cost incurred to generate all of our revenues, is not specifically attributable to the subscription, advertising or content revenue stream in isolation but rather is attributable to all three revenue streams.  For example, consider a National Basketball Association (“NBA”) game broadcast on the TNT network.  In order to secure the broadcast rights for the game, Turner contracts for a license with the NBA.  If Turner airs an advertisement during the broadcast, the gross margin associated with that revenue must include some portion of the cost of the license fee paid to the NBA.  Similarly, to determine the gross margin impact on subscription revenue from affiliates that distribute TNT’s programming, a portion of the license fee paid to the NBA would similarly be included in determining the margin.  Because any allocation of the license fee would be arbitrary, gross margins are not tracked by revenue type; rather, profitability of the network is measured and managed at the operating income level.

Given that we manage our operating segments with a focus on operating income margin and because operating income margin fully captures the impact of our network business model, we believe that this is the appropriate metric to evaluate when determining whether operating segments are economically similar.  As we have previously communicated to the Staff, the HBO and Turner operating segments’ historical and projected operating margins are similar, as outlined in the table below.

Historical Operating Income Margins
	2008	2009	2010	2011	2012
Turner	27%	30%	34%	33%	33%
HBO	31%	32%	33%	31%	33%

**CONFIDENTIAL TREATMENT REQUESTED BY TIME WARNER INC. PURSUANT TO RULE 83**

Because of their similar economic characteristics, business models and competitive environment, the Company believes that aggregation of the Turner and HBO operating segments for disclosure purposes

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provides a reader of the Company’s MD&A and financial statements with a complete and meaningful understanding of the operating performance of the Company’s networks businesses.

  *   *   *

We hereby acknowledge on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the 2012 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

Sincerely,

/s/ Pascal Desroches	/s/ Doug Horne
Pascal Desroches	Doug Horne
Senior Vice President and Controller	Senior Vice President and Deputy Controller
Time Warner Inc.	Time Warner Inc.
(212) 484-6680	(212) 484-6685

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